EXHIBIT 77Q1


September 27, 2007


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for RiverSource Market Advantage Series, Inc. (the "Registrant"), and, under the date of March 20, 2007 we reported on the financial statements of the Registrant as of and for the years ended January 31, 2007. On April 13, 2007 we were dismissed. We have read the Registrant's statements included under Sub-Item 77K of its Form N-SAR dated September 27, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that (i) The Joint Audit Committee and the Board of Directors of the Registrant approved the dismissal of KPMG LLP or (ii) the statements in the last paragraph.

Very Truly Yours,

/s/KPMG LLP